Filing under Rule 424(b)(5)
Registration No. 333-258792-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Secured Medium-Term Notes, Series B	$130,000,000	$12,051

(1)

Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 456(b) and Rule 457(r) under the Securities Act, this “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Registration Statement No. 333-258792-01.

Pricing Supplement No. 1

dated November 8, 2021

(To prospectus dated August 13, 2021

and prospectus supplement dated August 13, 2021)

NORTHWEST NATURAL GAS COMPANY

Secured Medium-Term Notes, Series B

(A Series of First Mortgage Bonds)

and

Unsecured Medium-Term Notes, Series B

Due from One Year to 30 Years from Date of Issue

CUSIP No.: 66765R CK0

Secured  ☒ Unsecured  ☐

Principal amount: $130,000,000

Issue price: 100.00%

Net proceeds to Company: $129,025,000

Repayable at the option of holder:

    Yes  ☐    No  ☒

Repayment date:      Not applicable

Repayment price:     Not applicable

Election period:        Not applicable

Selling agents: U.S. Bancorp Investments, Inc.

CIBC World Markets Corp.

Type of transaction: Agent

U.S. Bancorp Investments, Inc., as to $84,500,000

principal amount of the Notes

CIBC World Markets Corp., as to $45,500,000

principal amount of the Notes

Stated interest rate: 3.078%

Maturity date: December 1, 2051

Settlement date: November 15, 2021

Interest payment dates: June 1 and December 1, commencing June 1, 2022

Regular record dates: May 15 and November 15

Redeemable:    Yes  ☒    No  ☐

In whole  ☐

In whole or in part  ☒

Fixed redemption price:    Yes  ☒    No  ☐

Initial redemption date: June 1, 2051

Initial redemption price: 100.00%

Reduction percentage: Not applicable

Redemption limitation date: Not applicable

Make-whole redemption price:    Yes  ☒*    No  ☐

*Through June 1, 2051, at par thereafter

Make-whole spread: 0.20%

T+4 Delivery: It is expected that delivery of the Notes will be made on or about the date specified above in Settlement date, which will be the fourth business day (T+4) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934 (Exchange Act), trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on the date hereof will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof should consult their own advisors.

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

When used in this pricing supplement, “NW Natural,” “the Company,” “we,” “us” and “our” refer to Northwest Natural Gas Company and its subsidiaries.

Risk Factors

General

Investing in NW Natural’s Secured Medium-Term Notes, Series B offered hereby (Notes) involves certain risks. You are urged to read and consider the risk factors described in this section of this pricing supplement and in NW Natural’s annual, quarterly and current reports filed with the SEC under the Exchange Act which are incorporated by reference into the accompanying prospectus and prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information NW Natural includes or incorporates by reference into the accompanying prospectus and prospectus supplement. You should also be aware that new risks may emerge in the future at any time, and NW Natural cannot predict such risks or estimate the extent to which they may affect NW Natural’s financial condition or performance.

Risks Relating to an Investment in the Notes

Prospective investors should consider the information in this pricing supplement regarding the intended allocation of an amount equal to the net proceeds from this offering and must determine for themselves the relevance of such information, together with any other investigation such investor deems necessary, for the purpose of any investment in the Notes.

There is no legal, regulatory or market definition of or standardized criteria for what constitutes a “green,” “sustainable” or other equivalently labeled project, and any such designations made by third parties with respect to the Notes or Eligible Projects (as defined below) may not be suitable for the investment criteria of an investor.

There is currently no clearly defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “green,” “sustainable” or an equivalently labeled project, or as to what precise attributes are required for a particular project to be defined as “green,” “sustainable” or such other equivalent label, nor is there any certainty that such a clear definition or consensus will develop over time. Accordingly, there is no guarantee to investors that any Eligible Projects we select to receive an allocation of an amount equal to the net proceeds from the sale of the Notes will meet investor expectations regarding such “green,” “sustainable” or other equivalently labeled projects, or that adverse environmental, social or other impacts will not occur during the operation, implementation or construction of any Eligible Projects to which we allocate an amount equal to the net proceeds from the sale of the Notes.

There is no certainty that our intended allocation of an amount equal to the net proceeds from the sale of the Notes to finance Eligible Projects will meet the investment criteria of investors.

We intend to allocate an amount equal to the net proceeds from the sale of the Notes to finance or refinance, in whole or in part, new or existing Eligible Projects in the manner and on the timeline described in this pricing supplement under “Supplemental Use of Proceeds.” However, there is no guarantee that such intended allocation will occur or that investors will agree with the ultimate allocation. There is also no guarantee that any such Eligible Projects will be completed within any specified time period or at all, or that such Eligible Projects will achieve the results or outcomes originally expected by us or investors.

Likewise, there is no guarantee that the intended allocation of an amount equal to the net proceeds from the sale of any Notes or the Eligible Projects to which such an amount is allocated would satisfy any present or future investor expectations or requirements, taxonomies or standards or other investment criteria or guidelines with which such investor or its investments are required or expected to comply. No representation is made by us, any underwriter, agent or any other person as to the suitability of the Notes to meet or fulfill any green, social or sustainability criteria, expectations or requirements.

We do not intend to list the Notes on any “green,” “social,” “sustainability” or equivalently labeled segment of any stock exchange.

We do not intend to apply for the Notes to be listed or admitted for trading on any dedicated “green,” “social,” “sustainability” or other equivalently labeled segment of any stock exchange or securities market or any similar trading platform (whether or not regulated). Moreover, even if the Notes were in the future to be listed or admitted to trading on any such segment of a stock exchange, securities market or other trading platform, the criteria for any such listings or admission to trading may vary from one stock exchange, securities market or other trading platform to another, and there is no assurance that any such listing or admission to trading would satisfy investor expectations, or that any such listing or admission for trading would be maintained.

The value of the Notes may be negatively affected to the extent investor perception of the suitability of the Notes as “green,” “social” or “sustainability” bonds deteriorates or demand for green-, social- or sustainability-themed investment products diminishes.

Perception by investors of the suitability of the Notes as “green,” “social” or “sustainability” could be negatively affected by dissatisfaction with the criteria and procedures used for evaluating and selecting Eligible Projects, our compliance or any failure to comply with those criteria or procedures, the future environmental or social impact of our business or industry generally, evolving standards or market consensus as to what constitutes a “green,” “social” or “sustainability” bond or the desirability of investing in “green,” “social” or “sustainability” bonds generally. The value of the Notes also may be negatively affected to the extent demand for green-, social- or sustainability-themed investment products diminishes due to evolving investor preferences, changing or increased regulatory or market scrutiny on funds and strategies dedicated to green-, social- or sustainability-themed investing or for other reasons.

We are not contractually required to allocate the net proceeds from the sale of the Notes or an amount equal thereto to Eligible Projects.

We are not contractually required to allocate the net proceeds from the sale of the Notes or an amount equal thereto to Eligible Projects or to comply with any criteria or procedures relating to the allocation of such net proceeds or amounts or the evaluation or selection of Eligible Projects, including the criteria and reporting and other procedures described under “Supplemental Use of Proceeds” in this pricing supplement. Although we intend to allocate an amount equal to the net proceeds from the sale of the Notes to Eligible Projects as described under “Supplemental Use of Proceeds,” it will not constitute a breach of our obligations under or a default (as defined in the accompanying prospectus under the caption “Description of the Bonds—Defaults and Notice Thereof”) under the Notes or the Mortgage referred to under “Description of the Secured Notes” in the accompanying prospectus supplement under which the Notes will be issued if we fail to allocate such net proceeds (or an amount equal thereto) to Eligible Projects or to comply with any of the criteria or reporting or other procedures relating thereto, including those described under “Supplemental Use of Proceeds” in this pricing supplement, and holders of the Notes will have no remedies or recourse under the Mortgage or the Notes in the event of any such failure.

Supplemental Use Of Proceeds

Allocation of Net Proceeds from the Notes

As described more fully under “Use of Proceeds” in each of the accompanying prospectus and prospectus supplement, the net proceeds from the sale of the Notes will be added to the general funds of NW Natural and be used for corporate purposes. We intend to allocate an amount equivalent to the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, investments in one or more new or existing below-described “Eligible Projects” of NW Natural. The net proceeds from the sale of the Notes (or an amount equal thereto) may be allocated to finance or refinance investments made in new or existing Eligible Projects within 36 months prior to and 24 months subsequent to the date on which the Notes are first issued (original issuance date).

Eligible Projects

Eligible Projects are projects which fall into the categories outlined below and are funded within thirty-six months prior to and twenty-four months after the original issuance date of the Notes:

•

Renewable Energy – Expenditures and investments related to the construction, development, expansion, production, acquisition, maintenance, transmission, research and development, and operation of renewable energy generation and infrastructure including:

o	renewable natural gas, and

o	hydrogen.

•	Energy Efficiency – Programs to aid customers with energy efficiency.

•

Green Buildings – Expenditures related to the new construction/renovation, development, expansion, maintenance, rent or operation of offices or service centers that have received or are expected to receive LEED Gold or Platinum certification.

•

Socioeconomic Advancement and Empowerment – Diverse Supplier Procurement and Empowerment – Expenditures and program investments related to enabling opportunities for diverse business enterprises (minority-owned, women-owned, veteran-owned, LGBTQ-owned and/or small businesses), including:

o	procurement of products and services from diverse and small business suppliers; and

o	programs that empower diverse and small businesses through training, education on potential business opportunities and mentoring programs.

Process for Eligible Project Evaluation and Selection

A Sustainable Financing coordination group, comprised of our Treasury Department and ESG Steering Committee, will evaluate potential Eligible Projects and meet to select them. Our Treasury Department will recommend these selections to the ESG Steering Committee for approval. Our Treasury Department will oversee internal tracking systems to manage the allocation of an amount equivalent to the net proceeds from the Notes to Eligible Projects. We intend to determine the allocation of such net proceeds or amounts within 24 months after the original issuance date of the Notes.

Management of the Proceeds

The net proceeds from the sale of the Notes will become part of the Company’s treasury funds and will be used for general corporate purposes. Our Treasury Department will track an amount equivalent to the net proceeds from the sale of the Notes allocated to one or more Eligible Projects until full allocation is complete. Pending allocation, an amount equivalent to the net proceeds from the sale of the Notes will be held in accordance with our internal liquidity policy and may be temporarily invested in cash or cash equivalents or used to repay outstanding indebtedness.

In the case of divestment of an Eligible Project or if a project no longer meets the Eligible Project eligibility criteria listed above, we intend to reallocate an amount equal to the associated portion of the proceeds from the Notes to one or more other Eligible Projects. Payment of principal and interest on the Notes will be made from our general account and will not be linked to the performance of any Eligible Project.

Reporting

Annually, until full allocation of an amount equivalent to the net proceeds from the sale of the Notes, a report (Sustainability Bond Report) will be published on our parent Northwest Natural Holding Company’s (NW Holdings) website that will include:

•

an amount equivalent to the net proceeds from the sale of the Notes that has been allocated to one or more Eligible Projects either individually or by category, subject to confidentiality considerations;

•	the list of Eligible Project categories with brief descriptions;

•	the percentage of allocation of an amount equivalent to net proceeds between financing/refinancing of existing and new Eligible Projects;

•	expected impact metrics, such as carbon dioxide equivalent emissions saved or avoided and/or number of diverse suppliers reached, and case studies, as applicable; and

•	the outstanding amounts equivalent to the net proceeds from the sale of the Notes which have yet to be allocated to Eligible Projects at the end of the reporting period.

The Company expects that the first Sustainability Bond Report following full allocation of an amount equal to the net proceeds of the Notes will be accompanied by (i) assertions by our management that an amount equal to the net proceeds from the sale of the Notes was allocated to Eligible Projects and (ii) an attestation report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

Information contained on NW Natural’s and NW Holdings’ website is not and should not be deemed a part of this pricing supplement, the accompanying prospectus and prospectus supplement or any other documents incorporated by reference therein. Neither the Notes nor the Mortgage requires the Company to allocate the net proceeds from the sale of the Notes or an amount equal thereto as described above, and any failure of the Company to comply with the foregoing will not constitute a breach of or default under the Notes or the Mortgage. The above description of the allocation of the proceeds from the sale of the Notes is not intended to modify or add any covenant or other contractual obligation undertaken by NW Natural under the Notes or the Mortgage.

Additional Plan of Distribution Information

No Public Offering Outside of the United States

Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement or the accompanying prospectus and prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Prohibition of Sales to European Economic Area Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (EEA). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, Prospectus Regulation). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, PRIIPs Regulation) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of the Notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This pricing supplement and the accompanying prospectus and prospectus supplement are not a prospectus for the purposes of the Prospectus Regulation.

Prohibition of Sales to United Kingdom Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (UK). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018 (EUWA); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, FSMA) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the UK by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the EUWA (UK Prospectus Regulation). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (UK PRIIPs Regulation) for offering or selling the Notes or otherwise making them available to any retail investor in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This pricing supplement and the accompanying prospectus and prospectus supplement are not a prospectus for the purposes of the UK Prospectus Regulation.

In the UK, this pricing supplement and the accompanying prospectus and prospectus supplement are only being distributed to and are only directed at persons who are qualified investors under the UK Prospectus Regulation and who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order), and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, and/or (iii) other persons to whom it may lawfully be communicated (all such persons together, relevant persons). Any Notes will only be available to, and any invitations, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or the accompanying prospectus and prospectus supplement or any of their contents.

Each Agent has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1 of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.